Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: CapStar Financial Holdings, Inc.
Commission File No.: 001-37886
Date: January 23, 2024

The following excerpts relating to the pending business combination between Old National Bancorp (“Old National”) and CapStar Financial Holdings, Inc. are from the presentation materials in connection with Old National’s announcement of its financial results for the quarter and year ended December 31, 2023.

4th Quarter 2023

Financial Review

January 23, 2024

OLD NATIONAL BANCORP®

Forward-Looking Statements

These materials contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "should," and "will," and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements, including, but not limited to: competition; government legislation, regulations and policies; the ability of Old National to execute its business plan; unanticipated changes in our liquidity position, including but not limited to changes in our access to sources of liquidity and capital to address our liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with our business; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses; the ability to complete, or any delays in completing, the pending merger (the “Merger”) between Old National and CapStar Financial Holdings, Inc. (“CapStar”), including the ability of CapStar to obtain the necessary approval by its shareholders, the ability of Old National and CapStar to obtain required governmental approvals of the Merger and the ability to satisfy all of the closing conditions in the definitive merger agreement; the expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the Merger; the potential impact of future business combinations on our performance and financial condition, including our ability to successfully integrate the businesses and the success of revenue-generating and cost reduction initiatives; failure or circumvention of our internal controls; operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of our information systems; computer hacking and other cybersecurity threats; the effects of climate change on Old National and its customers, borrowers, or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics and other infectious disease outbreaks; other matters discussed in these materials; and other factors identified in our Annual Report on Form 10-K for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of these materials and are not guarantees of future results, performance or outcomes, and Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of these materials.

OLD NATIONAL BANCORP | 2

Non-GAAP Financial Measures

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the appendix to this financial review.

The Company presents EPS, the efficiency ratio, return on average common equity, return on average tangible common equity, and net income applicable to common shares, all adjusted for certain notable items. These items include merger-related charges associated with completed and pending acquisitions, contract termination charges, gains/losses on sales of debt securities, FDIC special assessment expense, gain on sale of Visa Class B restricted shares, expenses related to the tragic April 10 event at our downtown Louisville location ("Louisville expenses"), property optimization charges, gain on sale of health savings accounts and the current expected credit loss ("CECL") Day 1 non-PCD provision expense. Management believes excluding these items from EPS, the efficiency ratio, return on average common equity, and return on average tangible common equity may be useful in assessing the Company's underlying operational performance since these items do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding merger-related charges and the CECL Day 1 non-PCD provision expense from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these items from these metrics may enhance comparability for peer comparison purposes.

The Company presents adjusted noninterest expense, which excludes merger-related charges, contract termination charges, property optimization charges, FDIC special assessment expense, Louisville expenses, as well as adjusted noninterest income, which excludes the gain on sale of Visa Class B restricted shares, gain on sale of health savings accounts and gains/losses on sales of debt securities. Management believes that excluding these items from noninterest expense and noninterest income may be useful in assessing the Company's underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes.

The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.

OLD NATIONAL BANCORP | 3

Additional Statements

Additional Information and Where To Find It

In connection with the proposed Merger, Old National has filed with the SEC a preliminary Registration Statement on Form S-4 that includes a Proxy Statement of CapStar and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus (and any other documents filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus) because such documents contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) CapStar on its website at https://ir.capstarbank.com/financial-information/sec-filings.

Participants in the Solicitation

Old National, CapStar and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the proposed Merger. Information regarding the directors and executive officers of Old National and CapStar and other persons who may be deemed participants in the solicitation of the shareholders of CapStar in connection with the proposed Merger are included in the proxy statement/prospectus for CapStar's special meeting of shareholders, which was filed by Old National with the SEC on January 3, 2024. Information about the directors and officers of Old National and their ownership of Old National's common stock can be found in Old National's definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of CapStar and their ownership of CapStar's common stock can be found in CapStar's definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by CapStar with the SEC.

OLD NATIONAL BANCORP | 4

Net Interest Income Outlook

2024 Net Interest Income Outlook

$1,527
4Q $370
3Q $381
2Q $388
1Q $388
$1,482
~ $40
~$(70)
~$80
~$(2)
~ $1,530
FY23
4Q23 Annualized
Fixed Asset Repricing
Late Cycle Beta & NIB Migration
Loan Growth & CapStar
3 Fed Rate Cuts in 2H24
FY24 Outlook
Quarterly NII Outlook
~ $363
~ $364
~ $400
~ $403
1Q24
2Q24
3Q24
4Q24

Gradually Managing to Neutral Rate Risk Position

- 55% of loans are variable/floating-rate
- ~$4.8 billion fixed-rate loans and securities expected to reprice over NTM
- 30% of total deposits are exception priced at an average rate of 4.29%
- $5.1 billion of time deposits mature over NTM
- $2.5 billion of balance sheet hedges providing down-rate protection

2024 Net Interest Income Outlook Assumptions

- Fed cuts rates three times in 2H24 (25bps each)
  - *Neutral balance sheet position provides NII stability if additional rate cuts occur*
- 5-year Treasury remains relatively flat at ~3.80%
- Late cycle deposit repricing and NIB migration causes total deposit beta to peak at ~39%; declining rate total beta in low 20% range by 4Q24
- NIB mix declines to ~24% by 4Q24
- Assumes CapStar close of June 30, 2024

$ in millions
FTE - Fully taxable equivalent   NTM - Next twelve months   NII - Net interest income   NIB - Non-interesting bearing

OLD NATIONAL BANCORP | 16

Outlook (includes CapStar)[2]

	1Q24 Outlook	Full-Year 2024 Outlook *(Vs. 4Q23 baseline annualized)*
EOP loans *(Including HFS)*	up 1% - 2%	up 12% - 13% *(up 4% - 6% excl. CapStar)*
Total revenue (FTE basis)[1] *(4Q23 baseline: $450 million)*	down 1% - 2%	up ~4% *(flat to down 1% excl. CapStar)*
Net interest income (FTE basis)[1] *(4Q23 baseline: $370 million)*	down ~2%, ~$363 million	up ~3%, ~$1,530 million *(flat to down 1% excl. CapStar)*
Noninterest income[1] *(4Q23 baseline: $79 million)*	~flat	up 6% - 7% *(up 2% excl. CapStar)*
Noninterest expense[1] *(4Q23 baseline: $240 million) (Excludes YTD incentive true-up & additional 4Q23 amortization of tax credit investments)*	~$248 million	~$1,010 million *(~$980 million excl. CapStar)*
Net charge-off ratio	~0.15% - 0.20%	~0.15% - 0.20%
Provision for credit losses	~$20 million	~$80 - $85 million *(excl. CapStar day 1 non-PCD double count)*
Income Tax Rates		
GAAP	~22%	~22%
Adjusted FTE	~25%	~25%

$ in millions [1] *Non-GAAP financial measure that management believes is useful in evaluating the financial results of the Company - see Appendix for Non-GAAP reconciliation* [2] *Assumes CapStar close of June 30, 2024*
FTE - Fully taxable equivalent HFS - held-for-sale YTD - year-to-date

OLD NATIONAL BANCORP | 17